Reich & Tang
Our Flexibility: YOUR ADVANTAGE
1411 Broadway, 28th Floor
New York, NY 10018-3450

T 212-830-5200
T 800-676-6779

www.reichandtang.com

May 2, 2013

VIA EDGAR

Mr. Kieran Brown
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Daily Income Fund

File Nos.: 33-74470 and 811-8312

Dear Mr. Brown:

In connection with your review of Post-Effective Amendment No. 31 to the Registration Statement on Form N-1A (the “Registration Statement”) of Daily Income Fund (the “Trust”) that was filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2013 (SEC Accession No. 0000740372-13-000013), the Trust acknowledges that:

1.           In connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.           The Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.           The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

If you should have any questions, please feel free to contact the undersigned at 212-830-5295.

Sincerely,

/s/ Christine Manna

Christine Manna
Secretary